NORTHERN INSTITUTIONAL FUNDS

FORM N-SAR

File No. 811-03605

Semi-Annual Period Ended May 31, 2014

SUB-ITEM 77Q1: Exhibits

EX-99.77C: Submission of matters to a vote of security holders

A Special Joint Meeting of Shareholders of Northern Funds, including the Northern Multi-Manager Funds, and Northern Institutional Funds (the “Meeting”) was held on May 19, 2014 and reconvened on June 23, 2014 at the offices of Northern Trust Investments, Inc. 50 South LaSalle Street, Chicago, Illinois. At the Meeting the following matters were voted upon by shareholders of Northern Institutional Funds:

1. Election of nine Trustees of Northern Institutional Funds. There was no solicitation in opposition to management’s nominees and all nominees were elected.

2. To approve a new Management Agreement, included with the Proxy Statement for the Meeting, between each Portfolio and its investment adviser, to provide each Portfolio with investment advisory and administration services under a single agreement and fee structure.

Fund	Affirmation	Against	Abstain
Diversified Assets Portfolio	5,811,731,346	4,535,238	24,890,500

Tax Exempt Portfolio	773,601,677	443,880	0

Treasury Portfolio	6,223,083,903	433,784,297	18,788,398

Liquid Assets Portfolio	1,483,926,393	0	0

The U.S. Government, U.S. Government Select, Municipal and Prime Obligations Portfolios adjourned the Meeting for the above proposal.

3. To approve a change to the investment objective of the Treasury Portfolio to provide that the Portfolio will invest in its assets, under normal circumstances, exclusively in U.S. Treasury securities and related repurchase agreements and other securities that limit their investments to, or are backed by, U.S. Treasury securities.

	For	Against	Abstain
Treasury Portfolio	4,934,034,919	1,730,201,064	11,420,615